UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-51446
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONSOLIDATED COMMUNICATIONS 401(k) PLAN FOR TEXAS BARGAINING ASSOCIATES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
121 South 17th Street
Mattoon, IL 61938-3987

CONSOLIDATED COMMUNICATIONS 401(k) PLAN FOR TEXAS BARGAINING ASSOCIATES

Financial Statements.

Page(s)
1. Report of Independent Registered Public Accounting Firm	1-2

2. Statements of Net Assets Available for Benefits	3

3. Statement of Changes in Net Assets Available for Benefits	4

4. Notes to Financial Statements	5-12

5. Supplemental Schedule	13-14

6. Signatures	15
EX-23.1: CONSENT OF WEST & COMPANY, LLC
Exhibits. The following exhibit is filed as a part of this annual report:

No.	Description

Exhibit 23.1	Consent of West & Company, LLC

WEST & COMPANY, LLC
    MEMBERS
E. LYNN FREESE
RICHARD C. WEST
KENNETH L. VOGT
BRIAN E. DANIELL
JANICE K. ROMACK
DIANA R. SMITH
CERTIFIED PUBLIC ACCOUNTANTS
&
CONSULTANTS
1009 SOUTH HAMILTON
P.O. BOX 80
SULLIVAN, ILLINOIS 61951

(217) 728-4307
www.westcpa.com
    OFFICES
EDWARDSVILLE
EFFINGHAM
GREENVILLE
MATTOON
SULLIVAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the
Consolidated Communications 401(k) Plan
For Texas Bargaining Associates
We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and WOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans as of December 31, 2006 and 2005.
As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, investment assets held by MassMutual Financial Group, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2005 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.
Member of Private Companies Practice Section

Consolidated Communications 401(k) Plan
For Texas Bargaining Associates

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2005. The form and content of the information included in the 2005 financial statements, other than that derived from the information certified by the custodian have been audited by us, and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the financial statements referred to above, of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2006, and for the year then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  West & Company, LLC
Sullivan, Illinois
July 12, 2007

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2006	2005
ASSETS:
Investments at fair value:
MassMutual Guaranteed Interest Accounts	$481,872	$362,898
MassMutual Separate Investment Accounts	4,878,143	4,118,518
Employer common stock	1,145	—

Total investments	5,361,160	4,481,416

Receivables:
Employer contributions	4,191	4,550
Participant contributions	21,338	21,744

Total receivables	25,529	26,294

Participant loans	233,633	297,185

Net assets available for plan benefits at fair value	5,620,322	4,804,895

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,875	19,112

Net assets available to plan benefits	$5,628,197	$4,824,007

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended December 31,

	2006	2005
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$34,323	$27,799
Net appreciation in fair value of investments	573,453	202,764

	607,776	230,563

Contributions:
Participants and rollovers	600,738	576,667
Employer	120,267	120,647

Total contributions	721,005	697,314

Total additions	1,328,781	927,877

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid	496,593	151,905
Transfers to non-union plan	25,588	33,751
Administrative expenses	2,410	3,019

Total deductions	524,591	188,675

Net increase	804,190	739,202

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,824,007	4,084,805

End of year	$5,628,197	$4,824,007

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following description of Consolidated Communications 401(k) Plan for Texas Bargaining Associates provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan with a 401(k) feature covering all bargaining (union) employees of Consolidated Communications, Inc. (the “Company”) who belong to the Communications Workers of America Union. Union employees who have completed one year of service (minimum 1,000 hours of service) and have reached age twenty-one are eligible. Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.
The Plan was established March 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On May 1, 2005, the Plan was amended to adopt a MassMutual prototype plan document and Plan investments were subsequently transferred from Fidelity Management Trust Company (Fidelity) to MassMutual. Plan provisions that changed as a result are summarized in the following notes.
Contributions
Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are subject to certain limitations set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seventeen investment options. Prior to May 1, 2005, participants could contribute up to 15% of compensation as defined by the Plan, and could direct their contributions into nine investment options offered by Fidelity. The Plan was amended effective July 1, 2006 to provide employer stock as an investment option under the Plan.
The Company matches 50% of the first 3% of a participant’s compensation contributed to the Plan.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus gains and losses thereon is based on years of service. A participant is 100 percent vested after three years of service.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals. Participants who terminate service due to death or disability become 100% vested in their account balance. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.
The Plan was amended in 2006 to allow distributions to be made in employer stock as well as in cash.
If the value of a participant’s vested interest is less than $1,000, then a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service. Prior to March 28, 2005, a lump sum distribution was made without consent of the participant if the participant’s vested interest was $5,000 or less.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, which ever is less. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.25% to 9.50% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.
Forfeited Accounts
Forfeited nonvested accounts are used to reduce future employer contributions. At December 31, 2005 and 2004, the total forfeited nonvested accounts are not significant to the financial statements as presented.
2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Units of the separate investment accounts are valued at the net asset values of units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on the interest rate being earned by investments underlying the guaranteed interest account without regard to capital gains and losses, the assumed interest rate obtainable by MassMutual on new investments and the asset flows of an investment with coupon and maturity characteristics based upon the foregoing rates.
Purchases and sales of securities are recorded on a trade-date basis. Net gains and losses from investment transactions are computed by the Plan custodian.
Administrative Expenses
All administrative expenses charged to the Plan are paid directly by the Plan Administrator. Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings. Plan expenses which are incurred by, or are attributable to, a particular participant based on use of a particular Plan feature are deducted directly from the participant’s account. Examples of these administrative expenses are loan processing fees, distribution fees, and other administrative charges.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
3.	INFORMATION PROVIDED BY CUSTODIAN AND TRUSTEE

The following 2005 information included in the accompanying financial statements and supplemental schedule was obtained from data that has been prepared and certified to as complete and accurate by MassMutual Financial Group as custodian of the Plan as of December 31, 2005, and by Fidelity Management Trust Company as trustee of the Plan through May 31, 2005:
a. Investments of the Plan at the end of the year at market and contract values.
b. All items of income related to Plan investments
c. All investment transaction data included in the supplemental schedule.
4.	INVESTMENTS

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2006		2005
	Units	Value	Units	Value
MassMutual Separate Investment Accounts:
MassMutual Premier Core Bond	259	$374,699	269	$374,301
MassMutual Destination Retirement 2020	1,972	460,792	2,230	482,900
MassMutual Select Indexed Equity	7,184	2,720,316	7,779	2,553,974
MassMutual Premier International Equity	1,039	492,909	491	180,646
MassMutual Guaranteed Investment Accounts	42,001	489,746	38,201	382,010
During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $573,453 and $202,764, respectively, as follows:

	2006	2005
MassMutual Separate Investment Accounts	$573,309	$312,056
Consolidated Communications Holdings, Inc. common stock	144	—

Fidelity Mutual Funds	—	(109,292)

	$573,453	$202,764

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
5.	INVESTMENT CONTRACT WITH MASSMUTUAL

The Plan holds a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 3.25% and 3.10% at December 31, 2006 and 2005, respectively. Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination, (2) any change in Plan operation, including changes in investment allocation, the establishment or activation of, or material change in, any Plan investment fund or any change in administrative procedures, (3) the Internal Revenue Service determines that the Plan no longer meets the requirements of Code section 401(a), 403(a), 414(d), 414(e) or any other applicable Code provision, and (4) investor breaches a provision of the investment agreement. The Plan administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.00% and 4.08% for 2006 and 2005, respectively.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although, the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

9.	PLAN AMENDMENTS

The Plan was amended effective March 28, 2005, with respect to distributions made on or after that date in which the participant’s vested account balance is $5,000 or less. The amendment allows the participant the option of electing whether to receive the distribution or to rollover the distribution into another retirement plan. If a participant fails to elect a distribution method, a vested account balance that is $1,000 or greater will be automatically invested in an individual retirement account.

Effective July 1, 2006, the Plan was amended to add Consolidated Communications Holdings, Inc. stock, par value $.01, as an investment option under the Plan.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
10. PARTY-IN-INTEREST TRANSACTIONS
Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2006, the Plan held 92 shares of common stock with a fair value of $1,145.
Certain Plan investments are units of guaranteed interest and pooled separate accounts managed by MassMutual, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also permits loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

SUPPLEMENTAL SCHEDULE

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES
FEIN: 02-0636475
PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS HELD AT END OF
YEAR
As of December 31, 2006

	(b)	Current	(d)	Current
(a)	Identity of Issue	Units/Shares	Cost	Value
*	MassMutual:
	MassMutual Select Aggressive Growth	1,818	**	$114,194
	MassMutual Premier Capital Appreciation	235	**	38,891
	MassMutual Premier Core Bond	259	**	374,699
	MassMutual Premier Core Value Equity	7	**	45,327
	MassMutual Destination Retirement	—	**	29
	MassMutual Destination Retirement 2010	145	**	17,387
	MassMutual Destination Retirement 2020	1,972	**	460,792
	MassMutual Destination Retirement 2030	264	**	61,476
	MassMutual Destination Retirement 2040	201	**	51,499
	MassMutual Select Emerging Growth	669	**	43,118
	MassMutual Select Focused Value	431	**	110,056
	MassMutual Select Indexed Equity	7,184	**	2,720,316
	MassMutual Premier International Equity	1,039	**	492,909
	MassMutual Select Large Cap Value	770	**	152,651
	MassMutual Select Mid Cap Growth II	844	**	194,799
	SF Guaranteed	42,001	**	489,747
*	Consolidated Communications Holdings, Inc. common stock, $.01 par value	92	**	1,145
*	Participant loans, 5-10.5%	—	—	233,633

*	Party-in-interest

**	Cost omitted for participant directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Consolidated Communications, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Communications 401(k) Plan for Texas Bargaining Associates, by Consolidated Communications, Inc., as Plan Administrator

Date: July l3, 2007	/s/ Steven L. Childers Chief Financial Officer, Consolidated Communications, Inc.